UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC  FILE NUMBER
001-31829
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: October 3, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Carter’s, Inc.

Full Name of Registrant

Former Name if Applicable

The Proscenium
1170 Peachtree Street NE, Suite 900

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia  30309

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

On November 10, 2009, Carter's, Inc. (the “Company”) announced that it would be restating its previously issued consolidated financial information for the fiscal years 2004 and 2005 and consolidated financial statements for the fiscal years 2006 through 2008 included in the Company’s most recently filed Form 10-K, and each of the fiscal quarters from September 29, 2007 through July 4, 2009 included in the Company's Forms 10-Q as a result of management’s determination that the Company had reported certain margin support payments in incorrect periods.

In the normal course of business, the Company provides margin support to its major wholesale customers to assist these customers with inventory clearance and promotions.  The Company’s policy is to reflect the amounts of these margin support payments as reductions to revenue.

As a result of becoming aware of a disputed amount of margin support with respect to a wholesale customer, management recently initiated a review of previous margin support payments to this customer.  This review identified issues with respect to the timing of recognizing such margin support payments and the associated historical accounting treatment as a result of margin support commitments that were not disclosed to the Company’s finance group.

Following a briefing on this issue by management, the Company’s audit committee, with the assistance of outside counsel, began a review of margin support payments more broadly and an investigation into such undisclosed margin support commitments and related matters.  The review and investigation remain in process.  As a result of this review, on November 6, 2009, management concluded that the financial statements and information described above should be restated.  As the investigation is on-going, the amount of the error for each of the aforementioned periods is not known and additional adjustments may be needed.

Final conclusions have not been reached regarding the impact of the review.  As soon as practicable once such final conclusions are reached, the Company intends to file with the Securities and Exchange Commission the financial statements required to be restated and its Form 10-Q for the quarter ended October 3, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brendan M. Gibbons	(404)	745-2700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III above, the Company is currently unable to precisely quantify the change in results of operations from the corresponding period for the last fiscal year.

CARTER’S, INC.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2009	By:	/s/ BRENDAN M. GIBBONS
	Title:	Vice President, General Counsel, and Secretary